UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 0)*

Kensington Capital Acquisition Corp. V

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G5251K103

(CUSIP Number)

Marcus Collins

RiverNorth Capital Management, LLC

360 S. Rosemary Avenue, Ste. 1420

West Palm Beach, Florida 33401

561-484-7185

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5251K103	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RIVERNORTH CAPITAL MANAGEMENT, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 400,000
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 400,000
	8.	SHARED DISPOSITIVE POWER None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.81%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. G5251K103	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer Kensington Capital Acquisition Corp. V

	(b)	Address of Issuer’s Principal Executive Offices 1400 Old Country Road, Suite 301 Westbury, New York 11590

Item 2.	(a)	Name of Person Filing RiverNorth Capital Management, LLC

	(b)	Address of the Principal Office or, if none, residence 360 S. Rosemary Avenue, Ste. 1420 West Palm Beach, Florida 33401

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Class A ordinary shares

	(e)	CUSIP Number G5251K103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. G5251K103	13G	Page 4 of 5 Pages

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		400,000
(b)	Percent of class:		8.81%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	400,000
	(ii)	Shared power to vote or to direct the vote:	None
	(iii)	Sole power to dispose or to direct the disposition of:	400,000
	(iv)	Shared power to dispose or to direct the disposition of:	None

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive the proceeds from the sale of the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. G5251K103	13G	Page 5 of 5 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
Name:	Marcus Collins
Title:	General Counsel and Chief Compliance Officer

Date:	February 14, 2024